Exhibit 99.1

Rosetta Genomics Announces Pricing of $5 Million Concurrent

Registered Direct and Private Placement Offering

PHILADELPHIA and REHOVOT, Israel (November 23, 2016) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based and other molecular diagnostic testing services, today announced it has entered into definitive agreements with one prominent institutional healthcare investor to purchase an aggregate of 1,095,000 ordinary shares at a purchase price per share of $0.50 and registered convertible debentures (convertible into 6,320,000 ordinary shares) in a registered direct offering, as well as unregistered convertible debentures (convertible into 2,585,000 ordinary shares) and warrants to purchase up to 10,000,000 ordinary shares in a concurrent private placement. The offering is expected to result in gross proceeds of approximately $5 million.

All convertible debentures will (i) have a term of 30 years, (ii) be unsecured, (iii) not bear any interest and (iv) have a conversion price of $0.50 per share. The warrants will (i) have a term of five years, (ii) be exercisable upon issuance and (iii) have an exercise price of $0.85 per share. In the event of a reverse stock split, the conversion price of the convertible debentures and the exercise price of the warrants may be reduced to the average of the volume weighted average price for the two days with the lowest volume weighted average price during the ten trading days immediately following the reverse stock split; provided that the conversion price of the debentures will not be adjusted below $0.25 per share. Additionally, the conversion price of the convertible debentures and the exercise price of the warrants are subject to full ratchet anti-dilution protection in the event Rosetta issues securities below the exercise price or conversion price, as applicable, then in effect; provided that the conversion price of the debentures will not be adjusted below $0.25 per share.

Aegis Capital Corp. acted as the Lead Placement Agent and Maxim Group LLC acted as Co-Placement Agent for the offering.

The initial closing of the offering at which the company will receive gross proceeds of $3,707,500 for the ordinary shares, the registered debenture and warrants is expected to occur on or about November 29, 2016 and is subject to the satisfaction of customary closing conditions. A second closing at which the company will receive gross proceeds of $1,292,500 for the unregistered convertible debentures will be held upon the effectiveness of a resale registration statement covering the resale of the ordinary shares issuable upon conversion of the unregistered convertible debentures and upon exercise of the warrants, subject to the satisfaction of customary closing conditions.

The ordinary shares and registered convertible debentures described above were offered pursuant to a registration statement on Form F-3 (File No. 333-210366), which was declared effective by the United States Securities and Exchange Commission ("SEC") on March 30, 2016. The unregistered convertible debentures and warrants described above were offered in a private placement under Section 4(a)(2) under the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ordinary shares issuable upon their conversion and exercise, have not been registered under the Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. Rosetta has agreed to file one or more registration statements with the SEC covering the resale of the ordinary shares issuable upon conversion of the unregistered convertible debentures and upon exercise of the warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company will file a prospectus supplement with the SEC relating to the ordinary shares and the registered convertible debentures (and the ordinary shares underlying the convertible debentures), and following such filing, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained at the SEC's website at http://www.sec.gov. Copies of the prospectus supplement and accompanying prospectus relating to the offering may also be obtained from Aegis Capital Corp. by request to Prospectus Department, 810 Seventh Avenue, 11th Floor, New York, NY, 10019, telephone: 212-813-1010 or e-mail: prospectus@aegiscap.com.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based and other molecular diagnostics. Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Through the acquisition of PersonalizeDx, the Company now offers core FISH, IHC and PCR-based testing capabilities and partnerships in Pathology, Oncology and Urology that provide additional content and platforms that complement Rosetta’s microRNA and Next-Gen Sequencing offerings. RosettaGX Reveal™, a Thyroid microRNA Classifier for the diagnosis of indeterminate thyroid FNA smears, as well as the full RosettaGX™ portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA- and Lake Forest, CA-based CAP-accredited, CLIA-certified labs.

Forward-Looking Statement Disclaimer

Various statements in this release, including but not limited to, statements relating to the expected closing date and expected gross proceeds for the offering constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s most recently filed Annual Report on Form 20-F, as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Rosetta Genomics Contact:	Rosetta Genomics Investor Contact:
Ken Berlin, President & CEO	LHA
(267) 298-1159	Anne Marie Fields
investors@rosettagx.com	(212) 838-3777
afields@lhai.com

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